EXHIBIT LIST

Exhibit A   Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

      The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: February 13, 2026

        TOPLINE CAPITAL MANAGEMENT, LLC

        By: */s/ Collin McBirney*
            Collin McBirney
            Managing Member

        TOPLINE CAPITAL PARTNERS, LP
        By: Topline Capital Management, LLC,
          its general partner

        By: */s/ Collin McBirney*
            Collin McBirney
            Managing Member

        COLLIN MCBIRNEY

        /s/ Collin McBirney